EXHIBIT 4.1

English Summary of a lease agreement dated September 28, 2021 (the Lease) by and between the ASG AcquiCo XXVI B. V. (the Landlord) and Affimed GmbH (the Tenant), as amended by supplement to the Lease dated September 5, 2022.

Leased Property: the Tenant leases from the Landlord premises (the Premises) of 4,706 square meters of office and laboratory spaces, 614 square meters of storage space and 1,285 square meters of expansion space (to be used as additional office space) in Mannheim, Germany. In addition, the Tenant leases 50 parking spaces.

Term: The initial term was ten years beginning on October 1, 2023 (December 1, 2023 for the expansion space) with an option to prolong the Lease for another five years after the initial term. The Tenant has the right to terminate the Lease after five years with a 12 months notice period.

Lab installation: The Tenant has agreed to pay a total amount for the lab installation of EUR 1,865,606 comprising upfront payments of EUR 1,169,606 and monthly payments of EUR 11,600 over a period of 60 months.

Deposit: The Tenant must provide a deposit, which amounts to EUR 503,330.

Permitted Use: The permitted use is for the development, production and sale of products and processes based on antibodies as well as services linked to these. Furthermore, the Tenant is obliged to run a business, provided that such business’ revenues are subject to value-added tax.

Sublease: The Tenant is allowed to sublease the Premises with written permission by the Landlord. However, the Tenant shall assign its rights from the sublease to the Landlord.

Rent: The monthly net rent is EUR 100,913 for the Premises, EUR 11,600 for the lab installation (60 months from the beginning of the Lease) and EUR 4,000 for the parking spaces. In addition, the Tenant has to pay monthly payments of EUR 24,475 for utility costs. The Tenant is required to pay value-added tax (19%). From January 1, 2025, the rent will be adjusted annually in relation to the German consumer price index, which is fixed by the German Federal Statistical Office.

Termination: The Landlord may terminate the Lease without notice in case of the Tenant’s insolvency. The statutory rights of both parties to terminate the Lease remain untouched. In case of termination for cause, the terminating party may seek compensation for its damages.

Modifications to leased Premises: Any modifications to the leased premises are only permitted with written permission by the Landlord.